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                           March 11, 2024

       Brent W. Clum
       Chief Financial Officer
       TXO Partners, L.P.
       400 West 7th Street
       Fort Worth, TX 76102

                                                        Re: TXO Partners, L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed March 5, 2024
                                                            File No. 333-277671

       Dear Brent W. Clum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at 202-551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Mollie Duckworth